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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                     INITIAL STATEMENT OF BENEFICIAL
                         OWNERSHIP OF SECURITIES

                                 FORM 3

    Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person

    Intrieri Vincent J.
    245 East 93rd Street, #17G
    New York, New York 10128

2.  Date of Event Requiring Statement (Month/Day/Year)

    6/20/97

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker Trading Symbol

    Toy Biz, Inc. (TBZ)

5.  Relationship of Reporting Person to Issuer (Check all applicable)

     X Director
       Officer (give title below)
       10% Owner
       Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)
                      (1)
    No securities owned

2.  Amount of Securities Beneficially Owned (Instr. 4)

3.  Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)

2.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable

    Expiration Date

Page 1 of 2
3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4)

    Title
    Amount or Number of Shares

4.  Conversion or Exercise Price of Derivative Security

5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 5)

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses: (1) The reporting person disclaims beneficial ownership with respect to securities owned directly or indirectly by any entity which may be filing as director by deputization. This report shall not be deemed an admission that the reporting person is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



By:Vincent J. Intrieri                         6/30/97
   **Signature of Reporting Person
          Vincent J. Intrieri



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